TaskUs, Inc.
1650 Independence Drive, Suite 100
New Braunfels, Texas 78132

March 8, 2024
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TaskUs, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the period ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 8, 2024.

Respectfully submitted,

TASKUS, INC.

By: /s/ Claudia Franco Walsh
Name: Claudia Franco Walsh
Title: General Counsel